EXHIBIT 99.10

Consent of R. Mohan Srivastava

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in, as well as the reference to their name, in each case where used or incorporated by reference in the Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2021 of New Found Gold Corp.

/s/R. Mohan Srivastava
R. Mohan Srivastava, B.Sc., M.Sc., P.Geo.

Date: June 30, 2022